Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba and Cainiao Make Strategic Investment in ZTO Express

ZTO investment to tap New Retail opportunities and

further digitalize China’s logistics industry

Hangzhou, China, May 29, 2018 — Alibaba Group Holding Limited (NYSE: BABA) (“Alibaba”) and its logistic arm Cainiao Network (“Cainiao”), and ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO”), a leading and fast-growing express delivery company in China, today announced a strategic agreement in which investors led by Alibaba and Cainiao will invest US$1.38 billion in ZTO in exchange for an approximately 10% equity stake in the company. The transaction is expected to close in early June, subject to customary closing conditions.

The investment will see Cainiao and ZTO deepen their collaboration in the transformation of China’s logistics industry amid the growth of New Retail, a concept developed by Alibaba that promotes seamless integration between online and offline commerce. The investment will further support both Cainiao and ZTO’s focus on building up first and last-mile pickup and delivery capabilities, warehouse management, cross-border logistics and technology-driven smart solutions.

Daniel Zhang, CEO of Alibaba Group and Chairman of Cainiao Network, said:  “ZTO has been an important partner to Alibaba Group and Cainiao Network in the development of the new digital economy. The continuing expansion of New Retail is catalyzing new opportunities and demands in logistics. This strategic investment will strengthen synergies across our mutual businesses to create new value and improved experience for merchants and consumers.”

Lin Wan, President of Cainiao Network, said: “The logistics industry in China is highly competitive with its own unique features and presents plenty of new opportunities ahead. This investment will enable Cainiao and ZTO to supercharge joint innovation and development to accelerate digitalization of the industry. We will continue to work closely with industry leaders, including ZTO, to enhance our logistics infrastructure and broaden our service offerings to meet the growing demand from New Retail.”

Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, said: “The growth of e-commerce and New Retail in China demands more efficient express delivery and expanded logistics services. To that effect, we are delighted to enhance our partnership with Alibaba and Cainiao through their strategic investments in ZTO. This partnership will enable us to expand our selection of high quality service offerings both in China and internationally, and is fully aligned with our common interest in improving logistics efficiency and enhancing customer experience.”

Lai added: “Built as an open platform based on a shared-success philosophy, ZTO has become one of the leaders in the express delivery industry in China. Our continued collaboration with all industry constituents, and particularly with Alibaba and Cainiao through this strategic partnership, will amplify our competitive advantage and support our mission to become a world-class comprehensive logistics service provider.”

New Retail links online and offline commerce through deep consumer engagement based on insights drawn from advanced technology and data analytics. Moving forward, New Retail will require investment in smart supply chains, retail technologies, advanced logistics and mobile payments. These investments are all aimed at delivering a better experience for both consumers and merchants.

Cainiao has the world’s leading smart logistics network. Its technological innovation for the industry includes e-shipping labels and smart sorting. It has the capability to provide same-day and next-day delivery in nearly 1,500 districts and counties in China, and now operates Cainiao Post, a network of last-mile stations covering communities in top 100 cities and around 1,800 university campuses across the country.

ZTO is a leading and fast-growing express delivery company in China. It has high-quality service capabilities across the country such as line-haul, last-mile, express delivery, in-city delivery, fulfilment and warehousing. Propelled by the rapidly growing e-commerce industry and enabled by early strategic investments in its network infrastructure and technology and innovation, ZTO is expanding its capabilities and product offerings to make a transformative contribution to the express delivery industry. Recent initiatives in building its logistics eco-system in areas including LTL transportation services, international logistics and supply-chain management have shown meaningful progress and results.

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

About Cainiao Network

Cainiao Network is dedicated to meeting the current and future logistics demands of China’s online and mobile commerce sector. It operates a logistics data platform that leverages the capacity and capabilities of logistics partners to fulfil transactions between merchants and consumers at a large scale. It also uses data insights and technology to improve efficiency across the logistics value chain. Cainiao Network is a business of Alibaba Group.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading express delivery company in China and one of the largest express delivery companies globally, in terms of total parcel volume in 2017. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Alibaba Media Contacts

Cathy Yan	Katie Lee
Alibaba Group	Alibaba Group
+852 9012 5806	+852 9728 0979
cathy.yan@alibaba-inc.com	k.lee@alibaba-inc.com

ZTO Contacts

Sophie Li	In China
ZTO Express	Christian Arnell
Investor Relations	Christensen
ir@zto.com	+86 10 5900 1548
carnell@christensenir.com

Teresa Li	In US
Brunswick Group	Tip Fleming
+86 21 6039-6388	Christensen
zto@brunswickgroup.com	+1 917 412 3333
tfleming@christensenir.com